U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-00422

REPORT FOR THE PERIOD BEGINNING	01/01/05	AND ENDING	12/31/05
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Securities (USA) LLC, formerly known as
Credit Suisse First Boston LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue

(No. and Street)

New York	New York	10010-3629
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, Paul O'Keefe and Frank DeCongelio, being allied members of the New York Stock Exchange, Inc., hereby attest that the accompanying consolidated financial statements and supplemental schedules have been or will be made available to all members and allied members of the New York Stock Exchange.

Paul O'Keefe
Chief Financial Officer
and Allied Member

Frank DeCongelio
Managing Director, Chief Operating Officer
and Allied Member

Subscribed and sworn to before me
This 28th day of February, 2006.

Notary Public

ROBERT S. CASTNER
Notary Public, State of New York
No. 31-5820232
Qualified in New York County
Commission Expires August 31, 2006

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse Securities (USA) LLC:
(Formerly known as Credit Suisse First Boston LLC)

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC, formerly Credit Suisse First Boston LLC, and Subsidiaries (the "Company"), a wholly owned subsidiary of Credit Suisse (USA) Inc., as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the consolidated statement of financial position, in 2005 the Company changed its method of accounting for share-based compensation.

KPMG LLP

New York, New York
February 28, 2006

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
[Name changed subsequently to Credit Suisse Securities (USA) LLC]
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
[Name changed subsequently to Credit Suisse (USA), Inc.]

Consolidated Statement of Financial Condition
December 31, 2005
(In millions)

ASSETS

Cash and cash equivalents	$	303
Collateralized short-term financings:		
Securities purchased under agreements to resell		54,102
Securities borrowed		83,811
Receivables:		
Customers		3,285
Brokers, dealers and other		6,949
Financial instruments owned (includes securities pledged as collateral of $58,500):		
U.S. government and agencies		31,463
Corporate debt		20,945
Equities		31,467
Derivatives contracts		1,802
Commercial paper		1,520
Other		1,050
Net deferred tax asset		890
Office facilities at cost (net of accumulated depreciation and amortization of $370)		223
Goodwill		480
Loans receivable from parent and affiliates		310
Other assets and deferred amounts		294
Total assets	$	238,894

See accompanying notes to the consolidated statement of financial condition.

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
[Name changed subsequently to Credit Suisse Securities (USA) LLC]
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
[Name changed subsequently to Credit Suisse (USA), Inc.]

Consolidated Statement of Financial Condition
December 31, 2005
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	4,723
Collateralized short-term financings:		
Securities sold under agreements to repurchase		114,048
Securities loaned		49,412
Payables:		
Customers		9,416
Brokers, dealers and other		3,056
Financial instruments sold not yet purchased:		
U.S. government and agencies		18,479
Corporate debt		3,685
Equities		10,363
Derivatives contracts		1,328
Other		40
Obligation to return securities received as collateral		3,077
Accounts payable and accrued expenses		3,626
Other liabilities		2,578
Subordinated borrowings		7,500
Total liabilities		231,331
Member's Equity:		
Member's contributions		6,462
Accumulated earnings		1,281
Accumulated other comprehensive loss		(180)
Total member's equity		7,563
Total liabilities and member's equity	$	238,894

See accompanying notes to the consolidated statement of financial condition.

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
[Name changed subsequently to Credit Suisse Securities (USA) LLC]
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
[Name changed subsequently to Credit Suisse (USA), Inc.]
Notes to Consolidated Statement of Financial Condition
December 31, 2005

1. Organization and Description of Business

Credit Suisse First Boston LLC (the "Company" or "CS Securities") is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc., whose ultimate parent is Credit Suisse Group ("CSG"). On January 16, 2006 the Company was renamed Credit Suisse Securities (USA) LLC, Credit Suisse First Boston (USA), Inc. was renamed Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and Credit Suisse First Boston, Inc. was renamed to Credit Suisse Holdings (USA), Inc. ("CS Holdings"). The name changes result from the adoption by CSG of a single brand for its banking businesses under the name Credit Suisse.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge ("Westbridge"), as well as, all variable interest entities ("VIEs") that were consolidated in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." See Note 5 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for trading purposes.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads.

Repurchase agreements and resale agreements are treated as collateralized financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on such contract amounts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company takes possession of the

2. Summary of Significant Accounting Policies (Continued)

securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41, "Offsetting of Amounts Relating to Certain Repurchase and Reverse Repurchase Agreements," are satisfied.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and other/Payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, margin deposits and accrued dividends and interest. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts transacted on behalf of customers and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and other or payables to brokers, dealers and other.

Fair value of financial instruments. Substantially all of the Company's financial instruments, as well as financial instruments with off-balance sheet risk, are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis.

The determination of fair value is fundamental to the Company's financial condition and in certain circumstances, requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions. Certain financial instruments, including over-the-counter ("OTC") derivatives contracts, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

2. Summary of Significant Accounting Policies (Continued)

Securitization. The Company securitizes commercial and residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities. The Company accounts for the transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company records a loan securitization as a sale when the accounting criteria for a sale are met. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using present value of estimated future cash flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including payment speeds, credit losses and discount rates. See Note 5 for more information.

Derivatives contracts. All derivatives contracts are carried at fair value. See Note 6 for more information.

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of two to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill is reviewed annually for impairment. Based on the results of the Company's year-end annual review it was determined that no impairment charge was required. Intangible assets that do not have indefinite lives, principally software and customer lists, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets in the consolidated statement of financial condition. See Note 7 for more information.

Consolidation of VIEs. In January 2003, the FASB issued FIN 46, which requires the Company to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies the option to defer the adoption of FIN 46 for certain VIEs to periods ending after March 15, 2004. As of December 31, 2005, the Company consolidated all VIEs under FIN 46 for which it is the primary beneficiary, which relate to its collateralized debt obligation ("CDO") activities. See Note 5 for more information.

Deferred taxes. The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 16 for more information.

2. Summary of Significant Accounting Policies (Continued)

Standards To Be Adopted In Future Periods

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application, unless impracticable, to prior periods' financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. The statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (ie, as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There will be no immediate impact on the Company's financial condition upon adoption of SFAS 154.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). Under SFAS 155, hybrid financial instruments that contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value. The fair value designation may be applied on an instrument-by-instrument basis, however the election to apply fair value accounting is irrevocable. SFAS 155 will be effective for those instruments acquired or issued on or after an entity's fiscal year beginning after September 30, 2006, however early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 will allow limited retrospective application for existing bifurcated hybrid financial instruments. The Company plans to early adopt SFAS 155 as of January 1, 2006. The cumulative effect of retrospective application of SFAS 155 is not expected to have a material impact on the Company's financial condition.

3. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

3. Related Party Transactions (Continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2005:

	(In millions)
ASSETS	
Securities purchased under agreements to resell	$ 5,243
Securities borrowed	5,328
Receivables from brokers, dealers and other	1,533
Derivatives contracts	24
Net deferred tax asset	890
Loans receivable from parent and affiliates	310
Total assets	$ 13,328
LIABILITIES	
Short-term borrowings	$ 4,657
Securities sold under agreements to repurchase	13,357
Securities loaned	37,432
Payables to customers	2,860
Payables to brokers, dealers and other	2,069
Derivatives contracts	13
Obligation to return securities received as collateral	1,242
Taxes payable (included in Other liabilities)	886
Intercompany payables (included in Other liabilities)	430
Subordinated borrowings	7,500
Total liabilities	$ 70,446

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Credit Suisse Group International Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted, as compensation, shares or other equity-based awards as compensation for services performed. CS Holdings purchases shares from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 10 for more information.

4. Receivables from/Payables to brokers, dealers and other

Amounts receivable from and payable to brokers, dealers and other at December 31, 2005, consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ —	$ 517
Fails to deliver/Fails to receive	1,672	1,494
Omnibus receivables	818	—
Receivables from/Payables to clearing organizations	2,755	17
Accrued dividends and interest	877	736
Other non-customer receivables	285	—
Other	542	292
Total	$ 6,949	$ 3,056

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company. See Note 5 for more information.

5. Transfers of Financial Assets

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

As of December 31, 2005, the fair value of assets that the Company pledged to counterparties was $202.7 billion, of which $58.5 billion was included in financial instruments owned in the consolidated statement of financial condition.

The Company has also received similar assets as collateral that the Company has the right to re-pledge or sell. The Company routinely re-pledges or lends these assets to third parties. As of December 31, 2005, the fair value of the assets pledged to the Company was $180.0 billion of which $175.6 billion has been sold or re-pledged.

Securitization Activities

The Company securitizes commercial and residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities.

The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Company's exposure in its securitization activities is limited to its retained interests. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the

5. Transfers of Financial Assets (Continued)

consolidated statement of financial condition. The fair values of retained interests are determined using present value of estimated future cash flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values. As of December 31, 2005, the fair value of the interests retained by the Company was $2.9 billion.

Key economic assumptions used in measuring at the date of securitization the fair value of the retained interests resulting from securitizations completed during the year ended December 31, 2005 were as follows:

	Residential mortgage-backed and agency mortgage-backed securities
Weighted-average life (in years)	5.7
Prepayment rate (in rate per annum)(1)	2.6%-33.0%
Cash flow discount rate (in rate per annum)(2)	0.1%-39.5%
Expected credit losses (in rate per annum)	0.1%-34.9%

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2005, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:

	Residential mortgage-backed and agency mortgage-backed securities (Dollars in millions)
Carrying amount/fair value of retained interests	$ 2,940
Weighted-average life (in years)	3.3
Prepayment rate (in rate per annum)(1)	2.1%-49.7%
Impact on fair value of 10% adverse change	$ (6)
Impact on fair value of 20% adverse change	$ (12)
Cash flow discount rate (in rate per annum)(2)	6.1%
Impact on fair value of 10% adverse change	$ (36)
Impact on fair value of 20% adverse change	$ (72)
Expected credit losses (in rate per annum)	1.8%
Impact on fair value of 10% adverse change	$ (9)
Impact on fair value of 20% adverse change	$ (18)

(1) The Company utilizes the Constant Prepayment Rate assumptions.

(2) The rate is based on the weighted average yield on the retained interest.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship

5. Transfers of Financial Assets (Continued)

of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which may magnify or counteract the sensitivities.

Variable Interest Entities

The Company has variable interests in several CDO VIEs. The CDO entities may have actively managed ("open") portfolios or static or unmanaged ("closed") portfolios. The closed CDO transactions are structured to use QSPEs, which are not consolidated in the Company's statement of financial condition.

The Company has consolidated all CDO VIEs for which it is the primary beneficiary. As of December 31, 2005, the Company recorded $659 million, representing the carrying amount of the consolidated assets of these CDO VIEs that are collateral for the VIE obligations. The beneficial interests of these consolidated CDO VIEs are payable solely from the cash flows of the related collateral, and the creditors of these CDO VIEs do not have recourse to the Company in the event of default.

The Company has significant debt and equity interests in CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The total assets in these CDO VIEs as of December 31, 2005 were $5.4 billion. The Company's maximum exposure to loss as of December 31, 2005 was $127 million, which was the amount carried at fair value in financial instruments owned.

6. Derivatives Contracts

The Company uses derivatives contracts for trading and hedging purposes and to provide products for clients. These derivatives include options, forwards, futures and swaps. Derivatives are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

6. Derivatives Contracts (Continued)

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily for U.S. Government and agencies, corporate debt, mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and other in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of equity and credit default swaps. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Swaps are reported at fair value.

Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of December 31, 2005 were as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 881	$ 570
Forward contracts	919	750
Swaps	2	8
Total	$ 1,802	$ 1,328

These assets and liabilities are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition.

7. Goodwill and Identifiable Intangible Assets

As of December 31, 2005, the Company had $430 million of goodwill. As of December 31, 2005, the Company had net identifiable intangible assets of $9 million, which are included in other assets and deferred amounts in the consolidated statement of financial condition. Identifiable intangible assets consist primarily of internally developed software, trademarks and customer lists, which are amortized over useful lives ranging from 3 to 21 years.

8. Subordinated Borrowings and Secured Revolving Credit Facilities

As of December 31, 2005, the Company's outstanding subordinated borrowings were as follows:

	(In millions)
Revolving Subordinated Debt Agreement:	
Due April 30, 2014	$ 6,000
Equity Subordinated Agreement:	
Due April 30, 2011	1,500
Total subordinated borrowings	$ 7,500

The Company has an $8.0 billion revolving subordinated debt agreement with the Parent Company that matures on April 30, 2014. The Company has a $1.5 billion equity subordinated agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its long-term borrowings. The weighted average effective interest rate for these borrowings as of December 31, 2005 was 5.12%.

The borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

As of December 31, 2005, the Company maintained with third parties five 364-day committed secured revolving credit facilities totaling $2.2 billion, with one facility for $500 million maturing in March 2006, one facility for $500 million maturing in July 2006, one facility for $200 million maturing in August 2006, one facility for $500 million maturing in November 2006 and one facility for $500 million maturing in February 2007. These facilities require the Company to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the federal funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Company believes will not impair its ability to obtain funding. As of December 31, 2005, no borrowings were outstanding under any of the facilities.

9. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2005:

Twelve months ending December 31,	(In millions)
2006	$ 59
2007	59
2008	56
2009	55
2010	54
Thereafter	330
Total(1)	$ 613

(1) Excludes sublease revenue of $14 million and executory costs such as insurance, maintenance and taxes of $201 million.

The following table sets forth the Company's commitments, including the current portion as of December 31, 2005:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Standby resale agreements (1)	$ 25	$ 125	$ —	$ —	$ 150
Forward agreements (2)	9,677	—	—	—	9,677
Total commitments	$ 9,702	$ 125	$ —	$ —	$ 9,827

(1) In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into securities purchased under agreements to resell with customers at current market rates.

(2) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

The Company used $97 million in outstanding standby letters of credit as of December 31, 2005, in order to satisfy counterparty collateral requirements.

The Company had no capital lease obligations as of December 31, 2005. For information about certain of the Company's additional commitments, see Note 10.

10. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee

10. Guarantees (Continued)

in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, FIN 45 covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees covered by FIN 45 as of December 31, 2005 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts
			(In millions)			
Derivatives	$ 47	$ 11	$ 66	$ 126	$ 250	$ 12
Total guarantees	$ 47	$ 11	$ 66	$ 126	$ 250	$ 12

Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are certain written OTC put option contracts, pursuant to which the counterparty can potentially force the Company to acquire the underlying financial instrument or require the Company to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Company to make a payment. The Company seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure.

FIN 45 does not require disclosures about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instrument at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the above table.

As of December 31, 2005, the Company recorded $12 million in derivatives that met the definition of a guarantee under FIN 45. These are reflected as derivatives contracts in the consolidated statement of financial condition. The maximum gross contingent liability was $250 million, of which $117 million was with CSG

10. Guarantees (Continued)

affiliates. These amounts were determined by using notional values and represent the obligations of the Company in the event that all the underlying financial instruments are worthless, the likelihood of which the Company believes is remote. For more information on derivatives, see Note 6.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

11. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding in inventory of bonds. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2005, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

12. Net Capital Requirements

The Company is a registered broker-dealer, registered futures commission merchant and member firm of the New York Stock Exchange Inc. ("NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission (the "SEC") and the Commodities Futures Trading

12. Net Capital Requirements (Continued)

Commission ("CFTC"). Under the alternative method permitted by SEC rule 15c3-1, the required net capital may not be less than the greater of 2% of aggregate debit balances arising from customer transactions or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. As of December 31, 2005, the Company's net capital of approximately $4.5 billion was 59.1% of aggregate debit balances and in excess of the minimum requirement by approximately $4.3 billion.

13. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of December 31, 2005, cash and securities aggregating $2.7 billion were segregated or secured in separate accounts exclusively for the benefit of customers.

In accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2005, the Company segregated securities aggregating $1.9 billion on behalf of introducing broker-dealers.

In addition, the Company segregated U.S. Treasury securities with a market value of $3.3 billion as of December 31, 2005 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3 of the Exchange Act.

14. Share-Based Compensation

The Company participates in the Credit Suisse Group International Share Plan (the "Plan"). The Plan provides for share option and share awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant. On January 1, 2005, the Company adopted SFAS No. 123 (Revised 2004) "Share-based Payment" ("SFAS 123R") using the modified prospective method.

Share Awards

The following table reflects the number of shares granted as share awards under the Plan and their weighted-average fair value at the grant date during 2005:

		2005
Shares granted (in millions)		16.4
Weighted-average fair value at grant date	$	40.36

The number of share awards outstanding as of December 31, 2005 was 29.9 million.

14. Share-Based Compensation (Continued)

Share Units

In January 2005, CSG granted 12.7 million share units with a fair value of $43.75 per unit on the grant date to certain employees. Total compensation expense will be determined based on the fair value of the share units multiplied by the total number of share units that ultimately vest. The total number of share units that ultimately vest depends on the final outcome of the underlying service and performance conditions over the course of the contractual term. Each share unit has the potential to convert into a range between 0 and 3 share units depending on the outcome of the performance condition. Compensation expense will be recognized over the vesting period based on management's estimate of the number of share units that will vest, which is contingent upon the projected outcome of the underlying service and performance conditions and will be updated on a periodic basis.

Share Option Awards

In September 2003, the Company also amended the Plan and introduced three-year vesting for share option awards effective January 1, 2004. For share option awards granted after January 2003 with future service requirements, compensation expense is recognized over the service period, which ranges from two to four years. These awards expire ten years from the grant date.

The number of share option awards outstanding as of December 31, 2005 was 20.4 million. The number of share option awards exercisable as of December 31, 2005 was 20.4 million. The Company did not grant any share option awards during 2005.

15. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution saving and retirement plan and other plans. The Company's measurement date is September 30 for its pension and other postretirement benefit plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan, participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches employee contributions in accordance with the Company's guidelines. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and

15. Employee Benefit Plans (Continued)

employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution that is linked to the return on equity of the Credit Suisse First Boston business unit.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

Other Postretirement Plans

In addition, the Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2005, the aggregate accumulated postretirement benefit obligation was $128 million.

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is September 30, 2005:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 590	$ 106
Service cost	19	3
Interest cost	36	9
Assumption change	75	2
Actuarial loss	16	53
Benefits paid	(17)	(6)
Projected benefit obligation as of the end of period	$ 719	$ 167
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 625	$ —
Actual return on plan assets	71	—
Employer contributions	—	6
Benefits paid	(17)	(6)
Fair value of assets as of the end of period	$ 679	$ —
Funded Status		
Funded status — (underfunded)	$ (40)	$ (167)
Unrecognized transition obligation	—	—
Unrecognized prior service cost	3	2
Unrecognized net actuarial loss	295	76
Net amount recognized	$ 258	$ (89)

15. Employee Benefit Plans (Continued)

As of December 31, 2005, the Company had recognized liabilities of $89 million for the Supplemental and Other Plans in the consolidated statement of financial condition.

The Company had an unfunded accumulated benefit obligation in both the Qualified Plan and Supplemental Plan as of the valuation date in 2005 and recorded a minimum pension liability adjustment of $173 million, net of income taxes.

The accumulated benefit obligation for the Qualified Plan was $694 million as of September 30, 2005. The accumulated benefit obligation for the Supplemental Plans was $38 million as of September 30, 2005.

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified, Supplemental and Other plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2006	$ 28	$ 7
2007	31	7
2008	33	8
2009	34	9
2010	35	9
Years 2011-2015	180	50

Assumptions Used in Determining Obligations

The assumptions used in determining the projected benefit obligation for the Qualified and Supplemental plans and the projected health-care postretirement benefit obligation for the Other Plans as of September 30, 2005 were:

	2005
Projected benefit obligation	
Discount rate	5.50%
Rate of compensation increase	4.25%
Projected health-care postretirement benefit obligation	
Discount rate	5.50%
Rate of compensation increase	N/A

15. Employee Benefit Plans (Continued)

In determining the accumulated postretirement health-care benefit obligation for 2005, the Company assumed the following:

	Obligation		
	Pre-65 retirees	Post-65 retirees	Medicare Part D
Health-care rate increases			
2005	N/A	N/A	N/A
2006	9.00%	9.75%	11.50%
Ultimate trend rate increase	4.50%	4.50%	5.50%
Ultimate trend expected to be achieved	2011	2011	2011

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 30% in domestic equities; 20% in international equities; 24% in fixed income securities; 10% in real estate; 15% in alternate investments (primarily hedge funds); and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of September 30, 2005 by type of asset:

	Qualified
Asset Allocation:	
Equity securities	50%
Fixed income securities	25
Real estate	10
Cash and other	15
Total	100%

16. Deferred Taxes

Deferred tax assets and deferred tax liabilities in the consolidated statement of financial condition are generated by the following temporary differences as of December 31, 2005:

	(In millions)
Deferred tax assets:	
Inventory	$ 100
Investments	34
Other liabilities and accrued expenses, primarily compensation and benefits	854
State and local taxes	26
Total deferred tax assets	1,014
Deferred tax liabilities:	
Inventory	(73)
Investments	(20)
Other	(5)
Total deferred tax liabilities	(98)
Deferred tax assets net of deferred tax liabilities	916
Valuation allowance for state and local taxes	(26)
Net deferred tax asset	$ 890

Due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax asset in the amount of $26 million as of December 31, 2005. The valuation allowance for the year ended December 31, 2005 increased $4 million from December 31, 2004. The Company has determined that the realization of the remaining recognized deferred tax assets as of December 31, 2005 is more likely than not based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available that enhance its ability to utilize these tax benefits.

17. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Company intends to defend itself vigorously in these matters, litigating or settling when determined by management to be in the best interests of the Company.

As of December 31, 2005 the Company's reserves for private litigation matters involving Enron, certain IPO allocation practices, research analyst independence and other related litigation was $1.1 billion. It is inherently difficult to predict the outcome of many of these matters. In presenting the statement of financial condition, management makes estimates regarding the outcome of these matters and records a reserve with respect to such

17. Legal Proceedings (Continued)

matters that are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses and its experience in similar cases or proceedings.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Member of
Credit Suisse Securities (USA) LLC:
(Formerly known as Credit Suisse First Boston LLC)

In planning and performing our audit of the consolidated financial statements of Credit Suisse Securities (USA) LLC, formerly Credit Suisse First Boston LLC, and Subsidiaries (the "Company"), a wholly owned subsidiary of Credit Suisse (USA), Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1) Making the periodic computations of aggregate debits and net capital under SEC rule 17a-3(a)(11) and the reserve required by SEC rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC rule 15c3-3

5) Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17

6) Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the New York Stock Exchange, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2006